[Allianz SE letterhead]

July 7, 2008

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz SE
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2007 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”) in response to your comment letter of May 13, 2008 in connection with the Staff’s comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (“2007 Form 20-F”).

We appreciate the Staff’s review of the 2007 Form 20-F. For your convenience, your comments are restated in full and in bold type and we have keyed all responses to the related numbering and headings used. The following are Allianz’s responses to the Staff’s comments:

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Fair Value of Financial Instruments, page 70

1.	Please revise your disclosure to address the following:

a.	Disclose the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in tabular format;

Allianz prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and, as such, has not adopted SFAS 157, Fair Value Measurements. As

Mr. James B. Rosenberg

Securities and Exchange Commission

a result, Allianz and its consolidated subsidiaries (the “Allianz Group”) do not currently structure our accounting or information technology (“IT”) systems in a manner that would generate the breakdown requested by the Staff, nor do we otherwise collect the information regarding the fair value measurement of financial instruments that has been requested by the Staff.

In light of the Staff’s request, however, we intend to collect the necessary information to provide the requested disclosure in our Annual Report on Form 20-F for the year ending December 31, 2008 (the “2008 Form 20-F”). Specifically, we intend to include disclosure in substantially the following format immediately after the third paragraph within the “Critical Accounting Policies and Estimates – Fair Value of Financial Instruments” section of our 2008 Form 20-F.

“The following table presents the carrying values of the financial instruments held at fair value into the three categories of fair value measurement as described above.

	As of December 31, 2008			As of December 31, 2007
	Quoted prices in active market € mn	Valuation technique observable inputs € mn	Valuation technique unobservable inputs € mn	Quoted prices in active market € mn	Valuation technique observable inputs € mn	Valuation technique unobservable inputs € mn
Financial assets
Financial assets held for trading
Financial assets designated at fair value through income
Available-for-sale investments
Financial assets for unit linked contracts
Derivative financial instruments and firm commitments included in other assets
Other financial assets at fair value

Financial liabilities
Financial liabilities held for trading
Financial liabilities designated at fair value through income
Investment contracts with policyholders
Financial liabilities for unit linked contracts
Derivative financial instruments and firm commitments included in other liabilities
Other financial liabilities at fair value							”

b.	Disclose any material adjustments you made during the reporting period to the fair value of financial instruments based on the ABX index; and

During the fiscal year ended December 31, 2007, the Allianz Group applied a valuation adjustment of €1,050 million to the fair value of financial instruments that were measured using a combination of ABX index prices and quotations obtained from external market participants. This adjustment was included within the €1,275 of write-downs in asset-backed securities disclosed in our 2007 Form 20-F and recorded within the trading book of our banking subsidiary, Dresdner Bank.

Mr. James B. Rosenberg

Securities and Exchange Commission

c.	Disclose the impact of reasonably likely changes in the key assumptions you have used in your valuation methods on your financial statements.

The Allianz Group does not currently prepare, or use for management purposes, the sensitivity of assumptions used in the fair value measurement of financial instruments that has been requested by the Staff. Moreover, our IT systems are presently unable to generate the data that would be required to prepare such sensitivity analysis without undue effort or expense. We note the Staff's comment, however, and we will continue to evaluate how we might produce and disclose such information or an alternative measurement using a methodology that does not involve undue effort or expense, in particular as we develop new internal processes and modeling techniques that we will need to comply with the requirements of Solvency II.

Impact of the financial markets turbulence, page 90

Monoliner, page 91

2.

Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i. e. investments in a guarantor) and indirect exposure (i. e. investments guaranteed by a guarantor).

In response to the Staff’s request, we have prepared tabular disclosure of securities that are guaranteed by third parties along with the credit rating. However, the IT systems within our banking segment do not store the credit rating of guaranteed securities without the guarantee. This affects securities for which third party credit guarantees were purchased directly by Allianz (“Monoliner protections”) and for securities that were issued with third party credit guarantees (“Monoliner wrappings”). Consequently, for our banking segment, we are only able to provide the ratings of securities after they have been guaranteed by third parties. The following table presents the securities held in our banking segment by credit rating inclusive of any third party guarantee as of December 31, 2007. In accordance with our standing policy, we have not disclosed the names of our counterparties.

Mr. James B. Rosenberg

Securities and Exchange Commission

Monoline Exposure - Banking Segment

in Euro mn

	December 31, 2007
			Rating of Securities after Guarantee
Monoline Insurer	Rating of Insurer	AAA	AA	A	BBB	BB	No Rating	Total
Counterparty A	AAA	4,598						4,598
Counterparty B	AAA	1,160						1,160
Counterparty C	AAA	121						121
Counterparty D	AAA	445			30		169	644
Counterparty E	AAA	1,502						1,502
Counterparty F	AAA	1,260	75				69	1,405
Counterparty G	AAA	3,235						3,235
Counterparty H	AA	2,777						2,777
Counterparty I	AA	1,195						1,195
Counterparty J	AA	47						47
Counterparty K	CCC	29						29
Counterparty L	No Rating	2						2
Counterparty M	No Rating			3	16	10		29

Total		16,370	75	3	46	10	239	16,743

For our insurance segments, we have the relevant data requested by the Staff as of December 31, 2007, and we have included the amounts in the table below. We intend to present disclosure in substantially the following format for all of our business segments within the relevant section of our 2008 Form 20-F, bearing in mind that the tables as presented below currently include only the insurance segments.

“The following tables provide a summary of the Allianz Group’s total exposure of securities with third party guarantees as of December 31, 2008 and 2007 using rating agency credit ratings.

Monoline Exposure

in EUR mn

	December 31, 2008
	Rating of securities after guarantee
Rating of securities without guarantee	Counterparty A	Counterparty B	Counterparty C	Counterparty D	Counterparty E
	AAA	AAA	AAA	AAA	AAA	Total Insured
AAA
AA
A
BAA

Total

in EUR mn
	December 31, 2007
	Rating of securities after guarantee
Rating of securities without guarantee	Counterparty A	Counterparty B	Counterparty C	Counterparty D	Counterparty E
	AAA	AAA	AAA	AAA	AAA	Total Insured
AAA	1.0	0.0	0.0	0.0	0.0	1.0
AA	39.0	67.5	84.9	94.8	0.0	286.2
A	8.7	30.1	11.8	35.7	0.0	86.3
BAA	19.0	0.7	0.3	11.4	0.3	31.8

Total	67.6	98.3	97.0	142.0	0.3	405.2	”

Supplementally, we advise the Staff that, as of the date of this letter, we do not have any additional exposure to any of the guarantors that has not already been described or quantified in the tables above.

Mr. James B. Rosenberg

Securities and Exchange Commission

Off-Balance Sheet Arrangements, page 127

3.	Please revise your disclosure to include the categories of the K2 assets and whether there have been any material write-downs of the assets.

At the Staff’s request, we will include the following disclosure in our 2008 Form 20-F, which provides the categories of the assets of K2 Corporation (“K2”) as of December 31, 2007. However, since the Allianz Group has now consolidated K2 in its financial statements, as disclosed in our interim report for the three months ended March 31, 2008 furnished to the SEC on Form 6-K on May 15, 2008 (the “2008 First Quarter Form 6-K”), it is not intended to provide an equivalent table for K2 as of December 31, 2008 because these assets would be grouped together with other similar assets consolidated in Allianz’s consolidated financial statements. We will provide disclosure, however, that appropriately portrays our credit market exposures as of December 31, 2008, explaining at the same time how K2 has been consolidated into our consolidated financial statements and where the value of such assets are recorded therein.

Supplementally, we advise the Staff that there have been no material write-downs of the assets held by K2 as of June 30, 2008.

“The following table presents the aggregate asset mix and credit quality (using S&P ratings) of the K2 assets as of December 31, 2007. The assets of K2 totaled €16,344 million as of December 31, 2007.

	December 31, 2007
	Average Asset Mix	Average Credit Quality
		AAA	AA	A	BBB
Financial Institutions Debt	56%	12%	31%	12%	1%
Sovereign Debt	4%	3%	1%	—	—
Structured Finance
- MBS	8%	8%	—	—	—
- CBOs, CLOs, C&I	12%	12%	—	—	—
- Credit Cards	5%	5%	—	—	—
- Auto Loans	4%	4%	—	—	—
- Student Loans	5%	5%	—	—	—
- Other	6%	6%	—	—	—

Total	100%	55%	32%	12%	1	% ”

4.

Please discuss whether the new agreement with K2 will require consolidation of the SIV. If you do not believe that consolidation will be required, please discuss the scenarios where you would have to consolidate K2, and your expectation of the likelihood of such consolidation. Discuss the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity.

Mr. James B. Rosenberg

Securities and Exchange Commission

As described above, effective March 18, 2008 and as disclosed in the 2008 First Quarter Form 6-K, K2 was fully consolidated and included in the condensed consolidated interim financial statements of the Allianz Group for the first quarter ended March 31, 2008. On March 18, 2008, Dresdner Bank and K2 entered into an agreement through which Dresdner Bank provides a support facility to K2. The agreement consists of a USD $1.5 billion committed revolving mezzanine credit facility and a “backstop” facility. Under the terms of the backstop facility, Dresdner Bank has undertaken to provide to K2 firm prices at which it will purchase assets from K2 in the event that K2 is unable to obtain better prices for such assets on the open market. The aggregate of such prices provided by Dresdner Bank will at all times equate to an amount that ensures K2 has sufficient funds to repay its senior debt in full. Allianz subsequently determined that this agreement triggered a reconsideration event and proceeded with the requisite analysis to determine the appropriateness of consolidation. As a result of this analysis, Allianz concluded that it is the primary beneficiary of K2.

5.	Please address the potential impact on debt covenants, capital ratios, credit ratings, or dividends should you be required to consolidate K2 or incur significant losses associated with K2.

As discussed above, effective March 18, 2008 and as disclosed in the 2008 First Quarter Form 6-K, K2 was fully consolidated and included in the condensed consolidated interim financial statements of the Allianz Group for the first quarter ended March 31, 2008. Subsequent to this consolidation and through the date of this letter, there have been no changes to the Allianz Group’s credit ratings as reported by the major credit rating agencies. Based on the information available to us, the consolidation of K2 has had no discernable impact on the Allianz Group’s credit rating.

The impact of consolidating K2 on the Allianz Group’s capital ratio as of March 31, 2008 is presented in the following table.

Congolmerate Solvency (EUR bn)	March 31, 2008 Without K2 Effect	K2 Effect	March 31, 2008
Required capital	27.4	0.4	27.8
Available capital	42.3	(0.7)	41.6
Solvency ratio	154%	(4%)	150%

As there have been no changes to the Allianz Group’s credit ratings and only a limited change to the Allianz Group’s solvency ratio, there have been no violations of debt covenant or notifications from lenders related to the consolidation of K2.

Finally, the consolidation of K2 had no impact on the ability of Allianz to pay its announced dividend in respect of the year ended December 31, 2007. In February 2008, the Allianz Board of Management proposed a dividend of €5.50 per share for the year ended December 31, 2007. On May 21, 2008, Allianz shareholders approved the dividend, and the dividend payments were made on May 22, 2008.

Mr. James B. Rosenberg

Securities and Exchange Commission

Tabular Disclosure of Contractual Obligations, pages 138-139

6.	Please reconcile, in a footnote to the Contractual Obligation Table, the amount of the Reserves for Insurance and Investment Contracts in the table to the amount on the balance sheet.

As requested by the Staff, we intend to include the disclosure below in a footnote to the Contractual Obligation Table in our 2008 Form 20-F to explain differences between the amounts of “Reserves for insurance and investment contracts” appearing in the Contractual Obligation Table, and “Reserves for insurance and investment contracts” in our consolidated balance sheet. The “Reserves for insurance and investment contracts” appearing in the Contractual Obligation Table comprise expected future policy benefit payments associated with the Allianz Group’s reserves for insurance and investment contracts and financial liabilities for unit linked contracts and not to the reserves themselves. To better reflect the nature of these future benefit payments, we now refer to them as “Future Policy Benefits”. The disclosure below uses 2007 figures, and we will accordingly substitute those figures with 2008 figures in our 2008 Form 20-F.

“The following table presents a reconciliation of Future Policy Benefits to the Total Balance Sheet Positions, which includes ‘Reserves for insurance and investment contracts’, as presented in our consolidated balance sheet:

		(in Euro mn)
	Future Policy Benefits	848,181
(1)	Effect of discounting and differences between locked-in and best estimate assumptions	-392,516
(2)	Expected future premiums and expenses	-113,579

	Total Balance Sheet Positions	342,086
	Thereof:
	Reserves for Insurance and Investment Contracts	292,244
	Financial Liabilities for Unit Linked Contracts	66,060
(3)	Market Value Liability Options Less:	4,327
(4)	Deferred Acquisition Costs	-15,838
(5)	Ceded reserves to reinsurers	-4,707

	Total Balance Sheet Positions	342,086

(1) Effect of discounting and differences between locked in and best estimate assumptions: Future Policy Benefits are presented on an undiscounted basis, while our ‘Reserves for insurance and investment contracts’ in our consolidated balance sheet reflect the time value of money. Furthermore, Future Policy Benefits are based on current best estimate assumptions such as mortality, morbidity, interest crediting rates, policyholder participation in profits and future lapse rates. For certain contracts (i.e. FAS 60 and FAS 97 limited payment contracts), these current best estimate assumptions may differ from the locked-in estimates required to be used to establish the ‘Reserves for insurance and investment contracts’ in our consolidated balance sheet, which also

Mr. James B. Rosenberg

Securities and Exchange Commission

include provisions for adverse deviations as required by the Allianz Group’s established accounting policy

(2) Expected future premiums and expenses: Future Policy Benefits take into account best estimates of future premiums expected to be received and future expenditures expected to be incurred.

(3) Market Value of Liability Options: Future Policy Benefits implicitly include embedded derivatives (Market Value of Liability Options or “MVLO”) of our equity indexed annuity business that are accounted for as derivatives, and are presented within ‘Financial liabilities carried at fair value through income’ in our consolidated balance sheet.

(4) Deferred Acquisition Costs: Deferred Acquisition Costs comprise ‘Deferred acquisition costs’ for our Life/Health segment, ‘Present value of future profits’ (or PVFP) and ‘Deferred sales inducements’. See Note 11 to our consolidated financial statements for more information.

(5) Ceded Reserves to Reinsurers: Ceded Reserves to Reinsurers are presented within ‘Reinsurance assets’ in our consolidated balance sheet.”

2. Summary of significant accounting policies, page F-6

Financial assets and liabilities, pages F-8

7.	Please revise your note to include the accounting policy that you apply to the asset-backed and mortgage-backed securities specifically regarding how you account for changes in prepayments.

The Allianz Group’s accounting and investing policies require that all asset-backed and mortgage-backed securities within the Allianz Group be categorized as financial assets held for trading, financial assets and liabilities designated at fair value through income or available-for-sale investments. Consequently, all asset-backed and mortgage-backed securities held by the Allianz Group are carried at fair value. To determine this fair value, we use quoted prices in an active market whenever possible, and valuation techniques using market observable inputs or non-market observable inputs when necessary. When using valuation models, we calibrate derived prices against market transactions where possible and rely on both public and private experience data to support the selection of non-observable parameters. As described in our 2007 Form 20-F, the fair value techniques employed at year-end 2007 used market valuations, which, by their nature, have inherently taken into account prepayment features and assumptions.

Beginning with the second quarter reporting of 2008 for the direct ABS trading book exposure of our banking subsidiary, Dresdner Bank, Allianz started to refine the valuation techniques used to measure the fair value of its asset-backed and mortgage-backed securities. These valuation techniques include assumptions about expected

Mr. James B. Rosenberg

Securities and Exchange Commission

prepayment levels, based on recent prepayment experience of comparable securities from publicly available information, projected over the life of mortgage collateral based upon current profiles. These profiles are based on data from external sources. The model is calibrated to observed prices within the market to ensure that prices generated are consistent with such levels. For its quarterly interim condensed financial statements in 2008 and its 2008 Form 20-F, Allianz intends to include the following disclosure:

“For the direct ABS trading book exposure of our banking subsidiary, Dresdner Bank, Allianz determines the fair value of asset-backed and mortgage-backed securities using a valuation technique that incorporates available price information. The valuation technique for each security incorporates the subordination levels within the underlying securitization structure and generates the expected cash flows of the underlying collateral. The expected cash flows from the collateral are estimated by modeling expectations of mortgage repayment characteristics, probability of default of mortgage collateral and loss severity given default. These inputs to the model are taken or derived from external data sources and the current performance of the mortgage collateral. The resulting value is calibrated to reflect price characteristics of comparable securities for which prices can be observed. The resulting fair value, therefore, incorporates current market liquidity conditions.”

*            *            *

In connection with Allianz’s responses to the Staff’s questions, Allianz hereby acknowledges the following: Allianz is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Allianz may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Allianz, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2007 Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) (1) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,
/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

Mr. James B. Rosenberg

Securities and Exchange Commission

cc:	Mary Mast

Vanessa Robertson

(Securities and Exchange Commission)

Dr. Peter Hemeling

Burkhard Keese

(Allianz SE)

Johannes Pastor, Partner

(KPMG Deutsche Treuhand-Gesellschaft AG)

Darryl Briley, U.S. Filing Review Partner

(KPMG LLP)

William D. Torchiana

(Sullivan & Cromwell LLP)